





12g3-2(b) File No.82-4922

Ref No. CN. 444/2005

June 21, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUN 2 2 2005
WASH, D.C.
190
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax +66 2470 1144-5
www.kasikornbank.com





SS.5-1298/2005

June 15, 2005

Dear President
The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the seventh interest payment of the third Subordinated Debenture (KBNK13OA) will be made on July 18, 2005, we would like inform you the details of the seventh interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 91 days duration – from April 16, 2005 to July 15, 2005. And, we will close the book for interest payment at noon of July 4, 2005.

Please be informed accordingly,

Sincerely yours,

Surin Samranrit

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1961 - 3

9905014-1-05

บมจ. ธนาคารกสิกรไทย
1 ซอยราษฎร์บูรณะ ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com ทะเบียนเลขที่ บมจ 105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand,
Tel. +66 2222 0000 Fax +66 2470 1144-5
www.kasikornbank.com Registration No. PCL 105

泰华农民银行总行
泰国曼谷府叻武拉纳路泰华农民银行巷1号,
邮政编码 10140
电话: (66) 2222 0000 传真: (66) 2470 1144-5
www.kasikornbank.com



Summary Statement of Assets and Liabilities 1/

As at May 31, 2005

Assets	Baht	Liabilities	Baht
Cash	12.327,206,107.07	Deposits	710,590,263,948.48
Interbank and money market items	88,598,584,827.86	Interbank and money market items	19,728,244,756.47
Securities purchased under resale agreements	18,652,000,000.00	Liabilities payable on demand	5.727,197,440.46
Investments in securities, net	125,247,918,784.08	Securities sold under repurchase agreements	0.00
(with obligations Baht 16,022,785,088.11)		Borrowings	28,809,800,128.71
Credit advances (net of allowance for doubtful accounts)	500,678,930,778.18	Bank's liabilities under acceptances	684,420,489.81
Accrued interest receivables	1,624,242,606.81	Other liabilities	17,873,801,816.23
Properties foreclosed	12,869,882,568.09	Total liabilities	778,513,828,074.16
Customers' liabilities under acceptances	684,420,489.81		
Premises and equipment, net	20,081,225,177.45	**Shareholders'equity**	
Other assets	14,820,284,319.08	Paid-up share capital	
		(registered share capital Baht 30,486,148,970.00)	23,707,768,850.00
		Reserves and net profit after appropriation	30,761,716,803.44
		Other reserves and profit and loss account	17,701,141,988.58
		Total shareholders' equity	72,170,597,442.02
Total Assets	850,684,425,516.18	Total Liabilities and Shareholders' Equity	850,684,428,516.18
Customers' liabilities under unmatured bills	4,450,392,666.86	Bank's liabilities under unmatured bills	4,450,392,665.80
Total	855,134,818,182.04	Total	855,134,818,182.04

	Baht
Non-Performing Loans as at March 31, 2005 (Quarterly)	54,041,759,148.30
(9.24% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2005 (Quarterly)	22,497,475,589.19
Actual allowance for doubtful accounts	29,908,898,068.78
Loans to related parties	4,811,928,417.04
Loans to related asset management companies	8,070,000,010.00
Loans to related parties due to debt restructuring	6,609,265,041.81
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	90,077,018,921.52
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,887,280,305.62
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	676,705,661.97
Letters of credit	15,980,124,657.58

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant